UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 4, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of FMR LLC in Nokia Corporation exceeded 5%

Stock exchange release	1 (3)
4 March 2026

Nokia Corporation
Stock Exchange Release
4 March 2026 at 16:30 EET

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of FMR LLC in Nokia Corporation exceeded 5%

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of FMR LLC in Nokia Corporation exceeded 5%

According to a notification received under Chapter 9, Section 5 of the Finnish Securities Market Act (FSMA) by Nokia Corporation, the indirect holdings of FMR LLC have on 2 March 2026 exceeded 5% of the total number of shares in Nokia Corporation.

The total number of shares in Nokia Corporation is 5 742 239 696, representing the same number of votes.

According to the notification received, the position of FMR LLC was as follows:

	% of shares and voting rights (Total of A)	% of shares and voting rights through financial instruments (Total of B)	Total % of shares and voting rights (A+B)	Total number of shares and voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.04% shares 4.83% voting rights		5.04% shares 4.83% voting rights	5 742 239 696
Position of previous notification (if applicable)	n/a	n/a	n/a

Details of the ownership position on the date on which the threshold was reached or exceeded:

A: Shares and voting rights

Share class/type (ISIN)	Number of shares and voting rights		% of shares and voting rights
	Direct (FSMA 9:5)	Indirect (FSMA 9:6 and 9:7)	Direct (FSMA 9:5)	Indirect (FSMA 9:6 and 9:7)
NOKIA (FI0009000681)		289 538 191 shares 277 150 920 voting rights		5.04% shares 4.83% voting rights
TOTAL of A	289 538 191 shares 277 150 920 voting rights		5.04% shares 4.83% voting rights

www.nokia.com

Stock exchange release	2 (3)
4 March 2026

B: Financial instruments referred to in Chapter 9 Section 6a of the FSMA:

Type of financial instrument	Expiration date	Exercise period	Settlement	Number of shares and voting rights	% of shares and voting rights

			Total of B	n/a	n/a

Full chain of controlled undertakings through which shares, voting rights and financial instruments are held:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total
FMR LLC
Fidelity Management & Research Company LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
FMTC Holdings LLC
Fidelity Management Trust Company

FMR LLC
Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited

FMR LLC
Fidelity Advisory Holdings LLC
Strategic Advisers LLC

FMR LLC
Fidelity Global Brokerage Group, Inc.
National Financial Services LLC
Fidelity Capital Markets

www.nokia.com

Stock exchange release	3 (3)
4 March 2026

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal